(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-23818
CUSIP Number 590049102

For Period Ended: May 26, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Merix Corporation

Full Name of Registrant

N/A

Former Name if Applicable

15725 SW Greystone Ct., Suite 200

Address of principal executive office (Street and number)

Beaverton, Oregon 97006

City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Merix Corporation’s annual report for the period ended May 26, 2007 could not be filed on or prior to the prescribed August 9, 2007 due date without unreasonable effort or expense. Merix Corporation needs additional time to finalize its financial statements and ensure accurate reporting of its financial condition and results of operations for the year ended May 26, 2007 and its internal control over financial reporting as of that date. Merix intends to file the Form 10-K within 15 calendar days of the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelly E. Lang (Name)	(503) (Area Code)	716-3700 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merix Corporation had a loss from continuing operations for the year ended May 26, 2007 of $71.9 million, or $3.52 per share, on revenue of $400.5 million, compared to income from continuing operations of $1.6 million, or $0.08 per share, on revenue of $304.0 million for the year ended May 27, 2006. The loss from continuing operations was attributable to a $26.6 million impairment charge primarily associated with the fixed assets of the Company’s Hong Kong manufacturing operation and a $53.3 million goodwill impairment charge reflecting the decreased value of acquisitions. The increase in revenues was primarily attributable to the inclusion of a full year of Merix Asia results in 2007. Fiscal 2006 included Merix Asia results for only part of the year.

Merix Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2007	By	/s/ Kelly E. Lang
Kelly E. Lang
Executive Vice President of Finance and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).